UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2004

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

The “Shell” Transport and Trading Company, p.l.c.

Satisfactory performance by Royal Dutch/Shell in first quarter and restart buy back program.

The Royal Dutch/Shell Group of Companies today reported first quarter results for 2004 with reported net income of $4.4 billion. Reported net income in the same period a year ago included a special credit for the sale of the shareholding in Ruhrgas and a credit for asset retirement obligations of some $1.3 bln in total, and as a result year on year reported net income declines by 16%. Excluding these items in 2003, earnings in 2004 improved 9% year on year.

Mr Jeroen van der Veer, Chairman of The Committee of Managing Directors of the Royal Dutch/Shell Group of Companies, commented on the results:

“It is good to see that we have continued to deliver satisfactory results and cash generation despite all the issues relating to reserves. We have increased our upstream capital investment program because of higher cost in some of our major projects. We have also switched investment into short-term payback projects in higher margin areas and increased our exploration program for this year. At the same time, current strong oil and gas prices enable us to restart the share buy back program.’’

Highlights from the first three months of 2004 include:

Earnings and returns	First quarter results for 2004 reported net income of $4.4 billion. ROACE over 12 months was 14.3%.
Strong cash generation

  Cash flow from operations of over $7.8 billion, helped by a decrease in working capital, and income from divestments of $1.7 billion funded the investment program of $3.0 billion and resulted in a reported gearing of 17.8%.

Share buy back

  Royal Dutch and Shell Transport have decided to implement a share buy back program in 2004 with immediate effect. The program is anticipated to be around $2 billion for the year 2004. This amount includes the purchase of shares for hedging of employee share options.

Capital investment

  The capital investment budget for the full year is increased predominantly in Exploration and Production. This reflects increases due to upward cost pressure in Sakhalin and Bonga, an increase in exploration expenditure and some short-term pay back opportunities in high margin areas. In Sakhalin these cost pressures are significant in dollar terms; the extent of the necessary budget increase for Sakhalin is being reviewed as well as potential mitigating measures. The Bonga project is in the early stages of hook up offshore Nigeria and start-up is expected to be delayed well into 2005. The full-year capital investment is expected to be some $14.5 billion to $15.0 billion excluding the minority share of Sakhalin.

Portfolio actions

  During the quarter the Group announced a number of completed divestments including the sale of upstream assets in Thailand and the UK, midstream gas assets in Germany and onshore crude pipelines in the USA and the placement of our holding in Sinopec shares in China. Sinopec remains a valued partner of Shell in various projects under development.

Concluding, Mr van der Veer commented: “Despite the extraordinary challenges of this quarter our staff have concentrated on running the business, working hard to deliver operational results and developing the portfolio of assets and opportunities”.

The full quarter 1 2004 results announcement is available on http://www.shell.com/investor

Ends

The Hague, April 29, 2004

Contact

Investor Relations:
UK:	Gerard Paulides	+44 20 7934 6287
Europe:	Bart van der Steenstraten	+31 70 377 3996
USA:	Harold Hatchett	+1 212 218 3112

Media Relations:
UK:	Andy Corrigan	+44 20 7934 5963
UK:	Simon Buerk	+44 20 7934 3453
Europe:	Herman Kievits	+31 70 377 8750

 Disclaimer statement

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the outcome of the ongoing enquiries by the regulatory authorities, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission (‘SEC’) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

General Attorney (M.C.M. Brandjes)

Date: 29 April 2004